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File No. 333-231940
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FUNDRISE

SUCCESSFUL EXIT

Investment in a single-family rental community outside Houston, TX pays back in full

We're pleased to announce a successful exit which has paid back in full.

The preferred equity investment, which funded the construction of a new 96-unit single-family rental community located in Brookshire, TX, has paid back delivering an approximately 9% annualized gross return.

Why it matters:

- This investment highlights the strength of our preferred equity strategy, even amid rising interest rates and market volatility.
- **Delivering returns:** Successful exits prove our ability to generate strong returns, making your investment worthwhile.
- **Fueling growth:** Profitable exits free up funds to invest in new opportunities and grow our portfolio.

Details:

- **Strategic entry:** The Flagship Real Estate Fund and Development eREIT invested in Kingsland Heights, fitting our strategy of focusing on Sunbelt residential real estate.
- **Preferred equity structure:** Provided fixed income-like returns with an option to acquire the community.
- **Breakthroughs:** Rising rates reduced acquisition appeal; the borrower proposed a discount sale and waiver of returns. We held firm, valuing long-term potential.
- **Successful outcome:** Asset values bottomed and then began to rebound, leading to a full payback through a sale to an institutional buyer.

The bottom line: Our diligent underwriting and asset management ensured a successful exit, validating our investment strategy.

What's next: As discussed previously, we expect to continue to pursue similar preferred equity and fixed-income strategies during what we feel is a limited period in which we can achieve outsized returns.

If you have additional questions on how to get started, please reach out to investments@fundrise.com.

INVEST IN REAL ESTATE

Start investing in less than 5 minutes and with as little as $10.

We expect 2024 to offer the best investing environment since 2008

That's why we're in buy mode—aiming to aggressively expand our $1B real estate portfolio over the next year.

Join us in buying low

An investor in the Fundrise Real Estate Interval Fund (the "Flagship Fund") should consider the investment objectives, risks, and charges and expenses of the Flagship Fund carefully before investing. The Flagship Fund's prospectus contains this and other information about the Flagship Fund and may be obtained here. Investors should read the prospectus carefully before investing.

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Now you don't have to be a millionaire to invest in real estate

Courtesy of Fundrise

While we adhere to strict editorial guidelines, partners on this page also provide us earnings.

Em Norton | Updated Aug 20, 2024

Listen

Most savvy investors know that investing in real estate is one of the smartest choices for long-term growth.

But did you know it is still possible to build your portfolio without having to play landlord or having a huge down payment?

The Fundrise Flagship Fund is a real estate fund that lets you invest in an expertly crafted strategy like some of the wealthiest investors in the world but without needing hundreds of thousands of dollars. You don't need to be an accredited investor, and you can **get started with as little as $10**.

Real estate investing for everyone

Investing with the Fundrise Flagship Fund is similar to buying stocks, only instead of funding a company, your investment goes towards **buying real estate through Fundrise's $1 billion private fund**.

The Fundrise Flagship Fund lowers investment costs so you can have access to income-producing real estate without having to hand over a huge deposit or be prepared for the not-so-passive upkeep of properties.

You'll have a diverse portfolio of assets that would usually only be available to major real estate players, and have the opportunity to receive payouts through quarterly **dividend distributions**.

Plus, no middlemen or brokers are required so you know you're getting direct access to your investments.

After you place your first investment, the **Fundrise** Flagship Fund will work to find and add new assets to your portfolio over time & send you transparent updates along the way.

This means no additional work is required on your end to ensure your portfolio's diversity, so you can sit back and enjoy any potential dividends or appreciation without being responsible for fixing tenants' faulty appliances.

Learn More

Cut down on fees, boost your earnings

Thanks to their in-house experts and unique approach, you can gain access to the private markets without the high fees typically associated with these kinds of investments.

There are no transaction fees or sales commissions charged to investors when buying in. Plus, no fees or costs associated with liquidation. Investors pay a 0.15% annual investment advisory fee and a 0.85% annual asset management fee, which works out to $10 for every $1,000 you invest each year.

Invest in real estate in just minutes

With 4,700+ single-family homes and 2,500+ residential units owned by the Fundrise Flagship Fund, you are investing into institutional-style scale and diversification.

Gaining access to the Fundrise Flagship Fund is simple — you just open an account in minutes, select your initial investment amount, decide whether to enable auto invest and the Flagship Fund does the rest. The Fundrise Flagship Fund can automatically connect with more than 3,500 banks, so you won't need to fill out any complicated paperwork to get the ball rolling.

It only takes a few minutes to get started, so **sign up now and become a real estate investor today**.

Learn More

Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Flagship Fund before investing. ***This and other information can be found in the Fund's prospectus****. Read them carefully before investing. This marketing was vetted by the Moneywise team and sponsored by the Fundrise Flagship Fund.*